UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ARS Pharmaceuticals, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
82835W108
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed Capital GP VI LLC OrbiMed Capital LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82835W108

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,788,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,788,510
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,788,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 8.3%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 93,770,165 shares of common stock outstanding of ARS Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 82835W108

1		Names of Reporting Persons. OrbiMed Capital GP VI LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,788,510
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,788,510
11		Aggregate Amount Beneficially Owned by Each Reporting Person 7,788,510
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 8.3%*
14		Type of Reporting Person (See Instructions) OO

*This percentage is calculated based upon 93,770,165 shares of common stock outstanding of ARS Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

CUSIP No. 82835W108

1		Names of Reporting Persons. OrbiMed Capital LLC
2		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 952,377
	8	Shared Voting Power 0
	9	Sole Dispositive Power 952,377
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 952,377
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 1.0%*
14		Type of Reporting Person (See Instructions) IA

*This percentage is calculated based upon 93,770,165 shares of common stock outstanding of ARS Pharmaceuticals, Inc. (the “Issuer”), as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2022.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP VI LLC, and OrbiMed Capital LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2020. The Statement relates to the common stock, par value $.0001 per share (the “Shares”), of ARS Pharmaceuticals, Inc., a corporation organized under the laws of Delaware (the “Issuer” ), with its principal executive offices located at 11682 El Camino Real, Suite 120, San Diego, California 92130. The Shares are listed on the NASDAQ Global Market under the ticker symbol “SPRY”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On November 8, 2022, the corporation formerly known as Silverback Therapeutics, Inc. (“Silverback”) completed a merger transaction in accordance with the terms and conditions of the Agreement and Plan of Merger and Reorganization, dated as of July 21, 2022, as amended on August 11, 2022 and October 25, 2022 (the “Merger Agreement”), by and among Silverback, Sabre Merger Sub, Inc., a wholly owned subsidiary of Silverback (“Merger Sub”), and ARS Pharmaceuticals, Inc. (“ARS Pharma”), pursuant to which Merger Sub merged with and into ARS Pharma, with ARS Pharma surviving the merger as a wholly owned subsidiary of Silverback (the “Merger”). Additionally, on November 8, 2022, Silverback changed its name from “Silverback Therapeutics, Inc.” to “ARS Pharmaceuticals, Inc.” As a result of the Merger, the percentage of outstanding Shares that the Reporting Persons (as defined below) may be deemed to beneficially own decreased by more than 1%.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Capital GP VI LLC (“OrbiMed GP”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Capital, and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Shares were acquired by the Reporting Persons for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 93,770,165 outstanding Shares of the Issuer, as set forth in the Issuer’s Current Report on Form 8-K filed with the SEC on November 8, 2022.

As of the date of this filing, OrbiMed Private Investments VI, LP, a limited partnership organized under the laws of Delaware (“OPI VI”), and OPI VI – IP HoldCo LLC, a limited liability company organized under the laws of Delaware (“Holdco”), collectively hold 7,788,510 Shares, constituting approximately 8.3% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. In addition, OrbiMed GP is the sole member of OrbiMed Private Investments VI – IP, LP (“OPI VI IP”), which is the sole member of OPI VI – IP TopCO LLC (“Topco”), the sole member of Holdco. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and Holdco and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI and Holdco. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VI and Holdco.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreement of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, OrbiMed Partners Master Fund Limited, an exempted company organized under the laws of Bermuda (“OPM”), holds 952,377 Shares constituting approximately 1.0% of the issued and outstanding Shares. OrbiMed Capital is the investment advisor of OPM. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by OPM and may be deemed, directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by OPM. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPM.

(c) The Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI. The number of outstanding Shares of the Issuer attributable to OPI VI is 7,519,187 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 7,519,187 Shares.

Pursuant to the terms of the limited partnership agreement of OPI VI IP, OrbiMed GP is the general partner of OPI VI IP, which is the sole member of Topco, which is the sole member of Holdco. Pursuant to these agreements and relationships, OrbiMed GP has discretionary investment management authority with respect to the assets of Holdco. Such authority includes the power to vote and otherwise dispose of securities held by Holdco. The number of outstanding Shares of the Issuer attributable to Holdco is 269,323 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI IP, may be considered to hold indirectly 269,323 Shares.

OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VI and Holdco. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VI and Holdco. The number of outstanding Shares attributable to OPI VI and Holdco is 7,788,510 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 7,788,510 Shares.

OrbiMed Capital is the investment advisor to OPM. OrbiMed Capital may be deemed to have voting and investment power over the securities held by OPM. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by OPM. The number of outstanding Shares attributable to OPM is 952,377 Shares. OrbiMed Capital, as the investment advisor to OPM, may also be considered to hold indirectly 952,377 Shares.

Peter Thompson (“Thompson”), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and OrbiMed GP may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and OrbiMed GP, Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and OrbiMed GP, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Investors’ Rights Agreement

In connection with the Issuer’s initial public offering (“IPO”), OPI VI and certain other stockholders of the Issuer entered into an Amended and Restated Investors’ Rights Agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of September 22, 2020. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Demand Registration Rights

At any time beginning six months following the date of the effective date of the registration statement of the IPO, the holders of at least 30% of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions, including that, if less than 20% of the registrable securities are proposed to be sold, the aggregated gross offering price of such offering must exceed $2 million. The Issuer is required to use commercially reasonable efforts to effect the registration and will pay all registration expenses, other than underwriting discounts and commissions, related to any demand registration. The Issuer is not obligated to effect more than two of these registrations.

Piggyback Registration Rights

Whenever the Issuer proposes to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), including a registration statement on Form S-3 as discussed below, other than with respect to certain excluded registrations, OPI VI will be entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of Shares included in the registration, to include the Shares held by OPI VI in the registration.

Form S-3 Registration Rights

At any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors’ Rights Agreement, a holder or holders of 25% of the registrable securities then outstanding may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their Shares, so long as the aggregate price to the public equals or exceeds $2 million. The Issuer is not obligated to effect more than two of these Form S-3 registrations in any 12-month period.

Support Agreement

Concurrently with the execution of the Merger Agreement, OPI VI, Holdco, and OPM each entered into a support agreement (the “Support Agreement”) in favor of ARS Pharma relating to the Merger. The Support Agreement provides, among other things, that OPI VI, Holdco, and OPM will vote all of their shares of Silverback common stock: (i) in favor of adopting the Merger Agreement and approving the Merger, and the other transactions and actions contemplated by the Merger Agreement; (ii) against any proposal made in opposition to, or in competition with, the Merger Agreement or the Merger; and (iii) against any acquisition proposal involving a third party.

Lock-Up Agreement

Concurrently with the execution of the Merger Agreement, OPI VI, Holdco, and OPM entered into a lock-up agreement (the “Lock-Up Agreement”). Pursuant to the Lock-Up Agreement, OPI VI, Holdco, and OPM agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any Shares beneficially owned by (or enter into any swap, short sale or similar arrangement) or exercise any registration rights with respect to the Shares, in each case for a period of 180 days following the effective date of the Merger. The transfer restrictions contained in the Lock-Up Agreement do not apply in respect of the transfer of Shares acquired in the open market or in a public offering by the Issuer following the date of the Merger Agreement.

The foregoing descriptions of the Investors’ Rights Agreement, Support Agreement, and Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Investors’ Rights Agreement, Support Agreement, and Lock-Up Agreement, which are filed as Exhibits 2, 3, and 4, respectively, and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and OrbiMed Capital GP VI LLC.
2.	Amended and Restated Investors’ Rights Agreement (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (File No. 333-250009), as amended, filed with the SEC on November 30, 2020).
3.	Form of Silverback Therapeutics, Inc. Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39756) filed with the SEC on July 21, 2022).
4.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-39756) filed with the SEC on July 21, 2022).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2022	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC
ORBIMED CAPITAL LLC

	By:	s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member OrbiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital LLC, and OrbiMed Capital GP VI LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of September 22, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (SEC 333-250009), filed with the SEC on November 10, 2020).
3.	Form of Silverback Therapeutics, Inc. Support Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-39756) filed with the SEC on July 21, 2022).
4.	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K (File No. 001-39756) filed with the SEC on July 21, 2022).